UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park

Rehovot 76706, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-For Form 40-F:

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

The extraordinary general meeting of shareholders of Rosetta Genomics Ltd. (the “Company”) that was convened on February 15, 2018 has been adjourned to Thursday, February 22, 2018 at 10:00 am (PT) in order to provide additional time for the solicitation of votes in favor of the proposed merger of the Company with a subsidiary of Genoptix, Inc. The adjourned meeting will be held at the California office of the Company located at 25901 Commercentre Dr., Lake Forest, CA 92630.

The matter to be voted upon at the adjourned meeting, and the record date for the shareholders entitled to vote at the meeting, will remain unchanged. For information regarding the matter to be voted upon at the adjourned meeting, see the Company’s proxy statement filed on Form 6-K with the U.S. Securities and Exchange Commission on December 28, 2017.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: February 15, 2018	By:	/s/ Ron Kalfus
Ron Kalfus Chief Financial Officer